UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

________________________

SCHEDULE 13E-3

(Amendment No. 2)

RULE 13e-3 TRANSACTION STATEMENT

UNDER SECTION 13(e) OF

THE SECURITIES EXCHANGE ACT OF 1934

________________________

Vapotherm, Inc.

(Name of the Issuer)

________________________

Vapotherm, Inc.

SLR Capital Partners, LLC

SLR Investment Corp.

SCP Private Credit Income Fund LP

SCP Private Credit Income Fund SPV LLC

SCP Private Credit Income BDC LLC

SCP Private Credit Income BDC SPV LLC

SCP Private Corporate Lending Fund LP

SCP Private Corporate Lending Fund SPV LLC

SCP Cayman Debt Master Fund LP

SCP Cayman Debt Master Fund SPV LLC

SCP SF Debt Fund LP

SLR CP SF Debt Fund SPV LLC

SLR HC Onshore Fund LP

SLR HC Fund SPV LLC

SLR HC BDC LLC

SLR HC BDC SPV LLC

Michael S. Gross

Bruce Spohler

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

922107 30 5

(CUSIP Number of Class of Securities)

Vapotherm, Inc. James A. Lightman Senior Vice President, General Counsel and Secretary 100 Domain Drive Exeter, NH 03833 (603) 658-0011	Anthony Storino Edan Yacobovsky SLR Investment Corp. 500 Park Avenue, 3rd Floor New York, NY 10022 (212) 993-1670

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices

and Communications on Behalf of the Persons Filing Statement)

________________________

With copies to

Sarah Young Ropes & Gray LLP 1211 Avenue of the Americas New York, NY 10036 (212) 596-9000	Amy Culbert Emily Humbert Fox Rothschild LLP City Center 33 South Sixth Street, Suite 3600 Minneapolis, MN 55402 (612) 607-7000	Haim Zaltzman Daniel Mun Latham & Watkins LLP 505 Montgomery Street Suite 2000 San Francisco, CA 94111 (415) 391-0600

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THIS TRANSACTION, PASSED ON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

________________________

This statement is filed in connection with (check the appropriate box):

a.	☒

The filing of solicitation materials or an information statement subject to Regulation 14A (§§ 240.14a-1 through 240.14b-2), Regulation 14C (§§ 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§ 240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Exchange Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

INTRODUCTION

This Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (as amended hereby, this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (a) Vapotherm, Inc., a Delaware corporation (“Vapotherm” or the “Company”), the issuer of the shares of common stock, par value $0.001 per share (the “Company Common Stock”), that are the subject of the Rule 13e-3 transaction; (b) SLR Capital Partners, LLC, SLR Investment Corp., SCP Private Credit Income Fund LP, SCP Private Credit Income Fund SPV LLC, SCP Private Credit Income BDC LLC, SCP Private Credit Income BDC SPV LLC, SCP Private Corporate Lending Fund LP, SCP Private Corporate Lending Fund SPV LLC, SCP Cayman Debt Master Fund LP, SCP Cayman Debt Master Fund SPV LLC, SCP SF Debt Fund LP, SLR CP SF Debt Fund SPV LLC, SLR HC Onshore Fund LP, SLR HC Fund SPV LLC, SLR HC BDC LLC, SLR HC BDC SPV LLC, Michael S. Gross and Bruce Spohler. Collectively, the persons filing this Transaction Statement are referred to as the “filing persons.”

This Transaction Statement relates to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of June 17, 2024, among Veronica Holdings, LLC, a Delaware limited liability company (“Topco”), Veronica Intermediate Holdings, LLC, a Delaware limited liability company and a wholly owned subsidiary of Topco (“Parent”), Veronica Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and the Company, pursuant to which, among other things, Merger Sub will merge with and into the Company (the “Merger”). As a result of the Merger, the separate corporate existence of Merger Sub will cease, and the Company will continue as the surviving corporation of the Merger and as a wholly owned subsidiary of Parent (the “Surviving Corporation”).

The Board of Directors of the Company (the “Board”) referred consideration of any potential transaction involving the Company to a Special Review Committee (the “Special Committee”) of the Board, including the authority to, among other things, review, evaluate, negotiate, and make a recommendation to the Board whether to approve any proposal made by Parent.

The Special Committee unanimously (i) determined that the Merger and certain other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of the Company, (ii) recommended that the Board (A) approve and declare advisable that the Company enter into the Merger Agreement and certain other transaction documents and agreements to which the Company is or will be a party and perform its covenants and other obligations therein, and consummate the transactions contemplated by the Merger Agreement and such other transaction documents, including the Merger, upon the terms and subject to the conditions set forth therein and (B) direct that the adoption of the Merger Agreement be submitted to a vote of the Company’s stockholders at a meeting of the Company’s stockholders, and (iii) subject to the terms and conditions of the Merger Agreement, recommended that the Company’s stockholders approve the adoption of the Merger Agreement and approve the Merger on the terms and subject to the conditions set forth in the Merger Agreement.

The Board (acting on the recommendation of the Special Committee) unanimously (i) determined that the Merger and certain other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of the Company and the Company’s stockholders (other than Parent and its affiliates and any Stockholder Rollover Holders (as defined below)), (ii) approved and declared advisable that the Company enter into the Merger Agreement and certain other transaction documents and agreements to which the Company is or will be a party and perform its covenants and other obligations therein, and consummate the transactions contemplated by the Merger Agreement and such other transaction documents, including the Merger, upon the terms and subject to the conditions set forth therein, (iii) directed that the adoption of the Merger Agreement be submitted to a vote of the Company’s stockholders at a meeting of the Company’s stockholders and (iv) subject to the terms and conditions of the Merger Agreement, recommended that the Company’s stockholders approve the adoption of the Merger Agreement and approve the Merger on the terms and subject to the conditions set forth in the Merger Agreement.

Topco, Parent and Merger Sub are newly formed entities owned by funds managed by affiliates of Perceptive Advisors, LLC, a leading health care investment firm (“Perceptive”). Concurrently with the entry into the Merger Agreement, Vapotherm’s existing lenders, investment affiliates managed by SLR Capital Partners, LLC (collectively “SLR”), have agreed to contribute approximately $81.0 million of term debt (including certain accrued but unpaid interest and fees) and warrants issued to certain SLR entities to purchase Vapotherm common stock to Topco in exchange for preferred equity and common equity of Topco, and Perceptive has agreed to invest $50.0 million of new preferred equity capital into Topco, a portion of which will be used to fund the Merger and make certain closing-related payments. After completion of the Merger, SLR will retain $40.0 million of term debt. Certain SLR entities have served as Vapotherm’s primary lender since February 2022 and since then have engaged in ongoing discussions with members of management to ensure adequate liquidity for the Company.

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), and by virtue of the Merger, (i) each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than those shares of Company Common Stock described in clauses (ii) through (iv) below) will be converted into the right to receive an amount in cash equal to $2.18, without interest (the “Per Share Merger Consideration”), and as of the Effective Time, all such shares will no longer be outstanding and will automatically be cancelled and will cease to exist, and each holder thereof will cease to have any rights with respect thereto, except the right to receive the Per Share Merger Consideration; (ii) each share of Company Common Stock held in the treasury of the Company or owned by the Company or any direct or indirect wholly owned subsidiary of the Company immediately prior to the Effective Time will be canceled and retired without any conversion thereof and will cease to exist and no payment or distribution will be made with respect thereto; (iii) and each share of Company Common Stock owned by Parent, Merger Sub or any direct or indirect wholly owned subsidiary of Parent or Merger Sub immediately prior to the Effective Time (other than the Rollover Shares (as defined below) contributed to Topco) will be canceled and retired without any conversion thereof and will cease to exist and no payment or distribution will be made with respect thereto; (iv) each share of Company Common Stock held by a holder (or “beneficial owner” (as defined in Section 262(a) of the General Corporation Law of the State of Delaware) who is entitled to demand and properly exercises and perfects its respective demand for appraisal of such shares of Company Common Stock in accordance with Section 262 of the General Corporation Law of the State of Delaware); and (v) each share of Company Common Stock that will be contributed, transferred and assigned to Topco in exchange for common units in Topco pursuant to a Rollover Agreement by and among Topco, the Company and the stockholder party thereto (each such stockholder a “Stockholder Rollover Holder” and such shares, collectively, the “Rollover Shares”) will remain outstanding and no payment or distribution will be made with respect thereto.

As of the Effective Time, except as otherwise agreed to between Parent, the Company and a holder of an award, each option to purchase shares of Company Common Stock (each, a “Company Stock Option”) that is outstanding immediately prior to the Effective Time, whether or not vested, will be cancelled and in exchange therefor the holder will be entitled to receive an amount in cash, less applicable tax withholdings, equal to (i) the total number of shares of Company Common Stock subject to the vested portion of such Company Stock Option immediately prior to the Effective Time (including any portion of the Company Stock Option that becomes vested as a result of the transaction), multiplied by (ii) the excess, if any, of the Per Share Merger Consideration over the applicable exercise price per share of Company Common Stock subject to such Company Stock Option. No holder of a Company Stock Option that, as of immediately prior to such cancellation, has an exercise price per share of Company Common Stock that is equal to or greater than the Per Share Merger Consideration will be entitled to any payment with respect to such cancelled Company Stock Option.

As of the Effective Time, except as otherwise agreed to between Parent, the Company and a holder of an award, each restricted stock unit (each, a “Company RSU Award”) that is outstanding, whether or not vested, immediately prior to the Effective Time will be cancelled and in exchange therefor the holder will be entitled to receive an amount in cash, less applicable tax withholdings, equal to (i) the total number of shares of Company Common Stock subject to the vested portion of such Company RSU Award immediately prior to the Effective Time (including any portion of the Company Stock Option that becomes vested as a result of the transaction) multiplied by (ii) the Per Share Merger Consideration.

As of the Effective Time, except as otherwise agreed to between Parent, the Company and a holder of an award, each performance stock units (each, a “Company PSU Award”) that is outstanding immediately prior to the Effective Time will be cancelled and in exchange therefor the holder will be entitled to receive an amount in cash, less applicable tax withholdings, equal to (i) the total number of shares of Company Common Stock subject to the vested portion of such Company PSU Award immediately prior to the Effective Time (including any portion of the Company PSU Award that becomes vested as a result of the transaction) (assuming target performance is achieved, or such higher level as required by the terms of such Company PSU Award), multiplied by (ii) the Per Share Merger Consideration. As further described below, certain holders of Company Stock Options, Company RSU Awards and Company PSU Awards may agree with Parent and Topco to use the cash consideration that would otherwise be received in respect of such awards in the Merger (or the shares that would otherwise be delivered) in respect of such awards to subscribe for equity in Topco.

The adoption of the Merger Agreement and the approval of the Merger and certain other transactions contemplated by the Merger Agreement require the affirmative vote, in accordance with Section 251 of the DGCL, the Company’s Tenth Amended and Restated Certificate of Incorporation, as amended through August 17, 2023, and the Company’s Second Amended and Restated Bylaws Effective February 8, 2023, by stockholders of the Company holding a majority of the Company Common Stock outstanding.

Concurrently with the filing of this Transaction Statement, Vapotherm is filing a definitive proxy statement (the “Proxy Statement”) under Section 14(a) of the Exchange Act. A copy of the Proxy Statement is attached hereto as Exhibit (a)(1) and a copy of the Merger Agreement is attached as Annex A to the Proxy Statement.

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is expressly incorporated herein by reference in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.

While each of the Filing Persons acknowledges that the Merger is a “going private transaction” for purposes of Rule 13e-3 promulgated under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any other Filing Person or any of its affiliates.

All information contained in this Transaction Statement concerning any of the filing persons has been provided by such filing person and no filing person has produced any disclosure with respect to any other filing persons.

ITEM 1.         SUMMARY TERM SHEET

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

ITEM 2.         SUBJECT COMPANY INFORMATION

(a) Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Parties to the Merger”

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Special Meeting—Record Date; Shares Entitled to Vote; Quorum”

“Other Important Information Regarding Vapotherm—Shares Outstanding; Number of Holders of Record”

“Stock Ownership of Vapotherm”

(c) Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Other Important Information Regarding Vapotherm—Market Price of the Common Stock”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Other Important Information Regarding Vapotherm—Dividend Information”

(e) Prior Public Offerings. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Other Important Information Regarding Vapotherm—Prior Public Offerings”

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Other Important Information Regarding Vapotherm—Transactions in Common Stock”

ITEM 3.         IDENTITY AND BACKGROUND OF FILING PERSONS

(a)–(c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Parties to the Merger”

“Other Important Information Regarding Vapotherm—Directors and Executive Officers of Vapotherm”

“Important Information Regarding the SLR Filing Persons”

ITEM 4.         TERMS OF THE TRANSACTION

(a)(1) Material Terms – Tender Offers. Not applicable.

(a)(2) Material Terms – Merger or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors – Background of the Merger”

“Special Factors – Purpose and Reasons of Vapotherm for the Merger; Recommendation of the Board and the Special Committee; Fairness of the Merger”

“Special Factors – Position of the SLR Filing Persons as to the Fairness of the Merger”

“Special Factors – Purpose and Reasons of the SLR Filing Persons for the Merger”

“Special Factors – Plans for Vapotherm After the Merger”

“Special Factors – Certain Effects of the Merger”

“Special Factors – Interests of Executive Officers and Directors of Vapotherm in the Merger”

“Special Factors – Material U.S. Federal Income Tax Consequences of the Rollover Exchange and the Merger”

“Special Factors – Financing of the Merger”

“Special Factors – SLR Rollover Agreement and Other Agreements”

“Special Factors – Stockholder Rollover Agreements”

“Special Factors – Voting and Support Agreements”

“Special Factors – Subscription Agreements”

“Special Factors – Accounting Treatment”

“Special Factors – Payment of Merger Consideration”

“The Special Meeting – Delisting and Deregistration of Common Stock”

“The Merger Agreement”

“Annex A: Agreement and Plan of Merger”

“Annex B: SLR Rollover Agreement”

“Annex C: Form of Stockholder Rollover Agreement (Company Insider)”

“Annex D: Form of Stockholder Rollover Agreement (Non-Company Insider)”

“Annex E: Form of Voting and Support Agreement (Non-Company Insider)”

“Annex F: Opinion of Scalar, LLC”

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger – Questions and Answers About the Merger”

“Special Factors – Certain Effects of the Merger”

“Special Factors – Interests of Executive Officers and Directors of Vapotherm in the Merger”

“Special Factors – SLR Rollover Agreement and Other Agreements”

“Special Factors – Stockholder Rollover Agreements”

“Special Factors – Voting and Support Agreements”

“Special Factors – Subscription Agreements”

“Annex A: Agreement and Plan of Merger”

“Annex B: SLR Rollover Agreement”

“Annex C: Form of Stockholder Rollover Agreement (Company Insider)”

“Annex D: Form of Stockholder Rollover Agreement (Non-Company Insider)”

“Annex E: Form of Voting and Support Agreement (Non-Company Insider)”

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger – Questions and Answers About the Merger”

“Special Factors – Appraisal Rights”

“Proposal No. 1: Adoption of the Merger Agreement – Appraisal Rights”

“Annex G: Section 262 of the General Corporation Law of Delaware”

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors – Provisions for Vapotherm’s Unaffiliated Security Holders”

(f) Eligibility for Listing or Trading. Not applicable.

ITEM 5.         PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a) Transactions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors – Background of the Merger”

“Special Factors – Purpose and Reasons of Vapotherm for the Merger; Recommendation of the Board and the Special Committee; Fairness of the Merger”

“Special Factors – Interests of Executive Officers and Directors of Vapotherm in the Merger”

“Special Factors – Financing of the Merger”

“Special Factors – SLR Rollover Agreement and Other Agreements”

“Special Factors – Stockholder Rollover Agreements”

“Special Factors – Voting and Support Agreements”

“Special Factors – Subscription Agreements”

“Other Important Information Regarding Vapotherm – Transactions in Common Stock”

“Other Important Information Regarding Vapotherm – Prior Public Offerings”

“Other Important Information Regarding Vapotherm – Transactions among Vapotherm and its Directors and Executive Officers”

“Other Important Information Regarding Vapotherm – Certain Transactions among Vapotherm and the SLR Filing Persons”

(b)–(c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger – Questions and Answers about the Merger”

“Special Factors – Background of the Merger”

“Special Factors – Purpose and Reasons of Vapotherm for the Merger; Recommendation of the Board and the Special Committee; Fairness of the Merger”

“Special Factors – Position of SLR Filing Persons as to the Fairness of the Merger”

“Special Factors – Purpose and Reasons of the SLR Filing Persons for the Merger”

“Special Factors – Plans for Vapotherm After the Merger”

“Special Factors – Certain Effects of the Merger”

“Special Factors – Certain Effects of Vapotherm if the Merger is Not Completed”

“Special Factors – Interests of Executive Officers and Directors of Vapotherm in the Merger”

“Special Factors – Financing of the Merger”

“Special Factors – SLR Rollover Agreement and Other Agreements”

“Special Factors – Stockholder Rollover Agreements”

“Special Factors – Voting and Support Agreements”

“Special Factors – Subscription Agreements”

“Special Factors – Fees and Expenses”

“Special Factors – Effective Time of the Merger”

“Special Factors – Payment of Merger Consideration”

“The Merger Agreement”

“The Special Meeting – Delisting and Deregistration of Common Stock”

“Other Important Information Regarding Vapotherm – Dividend Information”

“Other Important Information Regarding Vapotherm – Certain Transactions among Vapotherm and the SLR Filing Persons”

“Important Information Regarding the SLR Filing Persons”

“Annex A: Agreement and Plan of Merger”

“Annex B: SLR Rollover Agreement”

“Annex C: Form of Stockholder Rollover Agreement (Company Insider)”

“Annex D: Form of Stockholder Rollover Agreement (Non-Company Insider)”

“Annex E: Form of Voting and Support Agreement (Non-Company Insider)”

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger – Questions and Answers about the Merger”

“Special Factors – Background of the Merger”

“Special Factors – Certain Effects of the Merger”

“Special Factors – Certain Effects of Vapotherm if the Merger is Not Completed”

“Special Factors – Interests of Executive Officers and Directors of Vapotherm in the Merger”

“Special Factors – Intent of the Directors and Executive Officers to Vote in Favor of the Merger”

“Special Factors – Intent of the Rollover Stockholders and Certain Other Stockholders to Vote in Favor of the Merger”

“Special Factors – Financing of the Merger”

“Special Factors – SLR Rollover Agreement and Other Agreements”

“Special Factors – Stockholder Rollover Agreements”

“Special Factors – Voting and Support Agreements”

“Special Factors – Subscription Agreements”

“Special Factors – Payment of Merger Consideration”

“The Merger Agreement”

“The Special Meeting – Delisting and Deregistration of Common Stock”

“Other Important Information Regarding Vapotherm – Dividend Information”

“Other Important Information Regarding Vapotherm – Transactions in Common Stock”

“Stock Ownership of Vapotherm”

“Annex A: Agreement and Plan of Merger”

“Annex B: SLR Rollover Agreement”

“Annex C: Form of Stockholder Rollover Agreement (Company Insider)”

“Annex D: Form of Stockholder Rollover Agreement (Non-Company Insider)”

“Annex E: Form of Voting and Support Agreement (Non-Company Insider)”

ITEM 6.         PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger – Questions and Answers About the Merger”

“Special Factors – Plans for Vapotherm After the Merger”

“Special Factors – Certain Effects of the Merger”

“Special Factors – SLR Rollover Agreement and Other Agreements”

“Special Factors – Stockholder Rollover Agreements”

“Special Factors – Subscription Agreements”

“Special Factors – Payment of Merger Consideration”

“The Merger Agreement”

“The Special Meeting – Delisting and Deregistration of Common Stock”

“Annex A: Agreement and Plan of Merger”

“Annex B: SLR Rollover Agreement”

“Annex C: Form of Stockholder Rollover Agreement (Company Insider)”

“Annex D: Form of Stockholder Rollover Agreement (Non-Company Insider)”

(c)(1)–(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors – Background of the Merger”

“Special Factors – Purpose and Reasons of Vapotherm for the Merger; Recommendation of the Board and the Special Committee; Fairness of the Merger”

“Special Factors – Position of the SLR Filing Persons as to the Fairness of the Merger”

“Special Factors – Purpose and Reasons of the SLR Filing Persons for the Merger”

“Special Factors – Plans for Vapotherm After the Merger”

“Special Factors – Certain Effects of the Merger”

“Special Factors – Certain Effects on Vapotherm if the Merger is Not Completed”

“Special Factors – Interests of Executive Officers and Directors of Vapotherm in the Merger”

“Special Factors – Financing of the Merger”

“Special Factors – SLR Rollover Agreement and Other Agreements”

“Special Factors – Stockholder Rollover Agreements”

“Special Factors – Voting and Support Agreements”

“Special Factors – Subscription Agreements”

“Special Factors – Fees and Expenses”

“The Merger Agreement”

“The Special Meeting – Delisting and Deregistration of Common Stock”

“Other Important Information Regarding Vapotherm – Dividend Information”

“Annex A: Agreement and Plan of Merger”

“Annex B: SLR Rollover Agreement”

“Annex C: Form of Stockholder Rollover Agreement (Company Insider)”

“Annex D: Form of Stockholder Rollover Agreement (Non-Company Insider)”

“Annex E: Form of Voting and Support Agreement (Non-Company Insider)”

ITEM 7.         PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors – Background of the Merger”

“Special Factors – Purpose and Reasons of Vapotherm for the Merger; Recommendation of the Board and the Special Committee; Fairness of the Merger”

“Special Factors – Position of the SLR Filing Persons as to the Fairness of the Merger”

“Special Factors – Purpose and Reasons of the SLR Filing Persons for the Merger”

“Special Factors – Plans for Vapotherm After the Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger – Questions and Answers About the Merger”

“The Special Factors – Background of the Merger”

“Special Factors – Purpose and Reasons of Vapotherm for the Merger; Recommendation of the Board and the Special Committee; Fairness of the Merger”

“Special Factors – Position of the SLR Filing Persons as to the Fairness of the Merger”

“Special Factors – Purpose and Reasons of the SLR Filing Persons for the Merger”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger – Questions and Answers About the Merger”

“Special Factors – Background of the Merger”

“Special Factors – Purpose and Reasons of Vapotherm for the Merger; Recommendation of the Board and the Special Committee; Fairness of the Merger”

“Special Factors – Position of the SLR Filing Persons as to the Fairness of the Merger”

“Special Factors – Purpose and Reasons of the SLR Filing Persons for the Merger”

“Special Factors – Plans for Vapotherm After the Merger”

“Special Factors – Certain Effects of the Merger”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors – Background of the Merger”

“Special Factors – Purpose and Reasons of Vapotherm for the Merger; Recommendation of the Board and the Special Committee; Fairness of the Merger”

“Special Factors – Position of the SLR Filing Persons as to the Fairness of the Merger”

“Special Factors – Purpose and Reasons of the SLR Filing Persons for the Merger”

“Special Factors – Plans for Vapotherm After the Merger”

“Special Factors – Certain Effects of the Merger”

“Special Factors – Certain Effects on Vapotherm if the Merger is Not Completed”

“Special Factors – Interests of Executive Officers and Directors of Vapotherm in the Merger”

“Special Factors – Material U.S. Federal Income Tax Consequences of the Rollover Exchange and the Merger”

“Special Factors – SLR Rollover Agreement and Other Agreements”

“Special Factors – Stockholder Rollover Agreements”

“Special Factors – Voting and Support Agreements”

“Special Factors – Subscription Agreements”

“Special Factors – Fees and Expenses”

“The Merger Agreement”

“The Special Meeting – Delisting and Deregistration of Common Stock”

“Proposal No. 2: Advisory Approval of Merger-Related Executive Compensation”

“Annex A: Agreement and Plan of Merger”

“Annex B: SLR Rollover Agreement”

“Annex C: Form of Stockholder Rollover Agreement (Company Insider)”

“Annex D: Form of Stockholder Rollover Agreement (Non-Company Insider)”

“Annex E: Form of Voting and Support Agreement (Non-Company Insider)”

ITEM 8.         FAIRNESS OF THE TRANSACTION

(a)–(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger – Questions and Answers About the Merger”

“Special Factors – Background of the Merger”

“Special Factors – Purpose and Reasons of Vapotherm for the Merger; Recommendation of the Board and the Special Committee; Fairness of the Merger”

“Special Factors – Opinion of Scalar, LLC”

“Special Factors – Provisions for Vapotherm’s Unaffiliated Security Holders”

“Special Factors – Position of the SLR Filing Persons as to the Fairness of the Merger”

“Special Factors – Purpose and Reasons for the SLR Filing Persons for the Merger”

“Special Factors – Interests of Executive Officers and Directors of Vapotherm in the Merger”

“Special Factors – Intent of the Directors and Executive Officers to Vote in Favor of the Merger”

“Annex F: Opinion of Scalar, LLC”

The confidential discussion materials prepared by Scalar, LLC and provided to the Special Committee, dated June 16, 2024, are attached hereto as Exhibit (c)(2) and are incorporated by reference herein.

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“The Merger Agreement – Special Meeting; Proxy Statement”

“The Merger Agreement – Conditions to the Merger”

“The Special Meeting – Record Date; Shares Entitled to Vote; Quorum”

“The Special Meeting – Vote Required”

“The Special Meeting – Effect of Abstentions and Broker Non-Votes”

“Proposal No. 1: Adoption of the Merger Agreement”

“Annex A: Agreement and Plan of Merger”

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors – Purpose and Reasons of Vapotherm for the Merger; Recommendation of the Board and the Special Committee; Fairness of the Merger”

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger – Questions and Answers About the Merger”

“Special Factors – Background of the Merger”

“Special Factors – Purpose and Reasons of Vapotherm for the Merger; Recommendation of the Board and the Special Committee; Fairness of the Merger”

“Special Factors – Position of the SLR Filing Persons as to the Fairness of the Merger”

“Special Factors – Intent of the Directors and Executive Officers to Vote in Favor of the Merger”

“The Special Meeting – Board Recommendation”

“Proposal No. 1: Adoption of the Merger Agreement”

(f) Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated by reference:

“Special Factors – Background of the Merger”

“Special Factors – Purpose and Reasons of Vapotherm for the Merger; Recommendation of the Board and the Special Committee; Fairness of the Merger”

“Special Factors – Position of the SLR Filing Persons as to the Fairness of the Merger”

“The Merger Agreement – No Solicitation”

“The Merger Agreement – Change of the Board Recommendation”

ITEM 9.         REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

(a)–(c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors – Background of the Merger”

“Special Factors – Purpose and Reasons of Vapotherm for the Merger; Recommendation of the Board and the Special Committee; Fairness of the Merger”

“Special Factors – Opinion of Scalar, LLC”

“Special Factors – Certain Unaudited Prospective Financial Information”

“Special Factors – Position of the SLR Filing Persons as to the Fairness of the Merger”

“Annex F: Opinion of Scalar, LLC”

The confidential discussion materials prepared by Scalar, LLC and provided to the Special Committee, dated June 16, 2024, are attached hereto as Exhibit (c)(2) and are incorporated by reference herein.

The reports, opinions or appraisals referenced in this Item 9 are filed herewith or incorporated by reference herein and will be made available for inspection and copying at the principal executive offices of Vapotherm during its regular business hours by any interested holder of Company Common Stock or representative who has been designated in writing, and copies may be obtained by requesting them in writing from Vapotherm at the email address provided under the caption “Where You Can Find More Information” in the Proxy Statement, which is incorporated herein by reference.

ITEM 10.         SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

(a)–(b) Source of Funds; Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger – Questions and Answers About the Merger”

“Special Factors – Financing of the Merger”

“Special Factors – SLR Rollover Agreement and Other Agreements”

“Special Factors – Stockholder Rollover Agreements”

“Special Factors – Subscription Agreements”

“The Merger Agreement – Conduct of the Company”

“The Merger Agreement – Additional Rollover Agreements”

“The Merger Agreement – Additional Subscriptions”

“The Merger Agreement – SLR Loan Agreement”

“The Merger Agreement – Conditions to the Merger”

“Annex A – Agreement and Plan of Merger”

(c) Expenses. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors – Fees and Expenses”

“The Merger Agreement – Termination”

“The Merger Agreement – Termination Fees”

“The Merger Agreement – Expenses”

“The Special Meeting – Solicitation of Proxies”

(d) Borrowed Funds.

“Summary Term Sheet”

“Special Factors – Financing of the Merger”

“Special Factors – SLR Rollover Agreement and Other Agreements”

“The Merger Agreement – SLR Loan Agreement”

ITEM 11.         INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a) Securities Ownership. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors – Interests of Executive Officers and Directors of Vapotherm in the Merger”

“Other Important Information Regarding Vapotherm – Transactions in Common Stock”

“Other Important Information Regarding Vapotherm – Transactions among Vapotherm and its Directors and Executive Officers”

“Other Important Information Regarding Vapotherm – Certain Transactions among Vapotherm and the SLR Filing Persons”

“Stock Ownership of Vapotherm”

(b) Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors – Background of the Merger”

“Special Factors – Interests of Executive Officers and Directors of Vapotherm in the Merger”

“Special Factors – SLR Rollover Agreement and Other Agreements”

“Special Factors – Stockholder Rollover Agreements”

“Special Factors – Voting and Support Agreements”

“Special Factors – Subscription Agreements”

“The Merger Agreement”

“Important Information Regarding Vapotherm – Transactions in Common Stock”

“Other Important Information Regarding Vapotherm – Transactions among Vapotherm and its Directors and Executive Officers”

“Important Information Regarding Vapotherm – Certain Transactions among Vapotherm and the SLR Filing Persons”

“Annex A: Agreement and Plan of Merger”

“Annex B: SLR Rollover Agreement”

“Annex C: Form of Stockholder Rollover Agreement (Company Insider)”

“Annex D: Form of Stockholder Rollover Agreement (Non-Company Insider)”

“Annex E: Form of Voting and Support Agreement (Non-Company Insider)”

ITEM 12.         THE SOLICITATION OR RECOMMENDATION

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors – Purpose and Reasons of Vapotherm for the Merger; Recommendation of the Board and the Special Committee; Fairness of the Merger”

“Special Factors – Position of the SLR Filing Persons as to the Fairness of the Merger”

“Special Factors – Purpose and Reasons of the SLR Filing Persons for the Merger”

“Special Factors – Interests of the Executive Officers and Directors of Vapotherm in the Merger”

“Special Factors – Intent of the Directors and Executive Officers to Vote in Favor of the Merger”

“Special Factors – Intent of Rollover Stockholders and Certain Other Stockholders to Vote in Favor of the Merger”

“Special Factors – SLR Rollover Agreement and Other Agreements”

“Special Factors – Stockholder Rollover Agreements”

“Special Factors – Voting and Support Agreements”

“Special Factors – Subscription Agreements”

“The Special Meeting –Vote Required”

“The Special Meeting – Voting Intentions of Vapotherm’s Directors and Executive Officers”

“The Special Meeting – Board Recommendation”

“Other Important Information Regarding Vapotherm – Transactions in Common Stock”

“Annex C: Form of Stockholder Rollover Agreement (Company Insider)”

“Annex E: Form of Voting and Support Agreement (Non-Company Insider)”

(e) Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors – Background of the Merger”

“Special Factors – Purpose and Reasons of Vapotherm for the Merger; Recommendation of the Board and the Special Committee; Fairness of the Merger”

“Special Factors – Position of the SLR Filing Persons as to the Fairness of the Merger”

“Special Factors – Purpose and Reasons of the SLR Filing Persons for the Merger”

“Special Factors – Stockholder Rollover Agreements”

“Special Factors – Voting and Support Agreements”

“Special Factors – Subscription Agreements”

“The Special Meeting – Board Recommendation”

“Proposal No. 1: Adoption of the Merger Agreement”

ITEM 13.         FINANCIAL STATEMENTS

(a) Financial Statements. The information is set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Other Important Information Regarding Vapotherm – Selected Historical Financial Data of Vapotherm”

“Other Important Information Regarding Vapotherm – Book Value Per Share”

“Where You Can Find More Information”

“Annex H: Annual Report on Form 10-K for the Year Ended December 31, 2023, as amended by Amendment No. 1 on Form 10-K/A”

“Annex I: Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2024”

(b) Pro Forma Information. Not applicable.

ITEM 14.         PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a) Solicitations or Recommendations.

“Questions and Answers About the Special Meeting and the Merger – Questions and Answers About the Special Meeting”

“Special Factors – Background of the Merger”

“Special Factors – Purpose and Reasons of Vapotherm for the Merger; Recommendation of the Board and the Special Committee; Fairness of the Merger”

“Special Factors – Fees and Expenses”

“The Special Meeting – Solicitation of Proxies”

“Where You Can Find More Information”

(b) Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger – Questions and Answers About the Special Meeting”

“Special Factors – Background of the Merger”

“Special Factors – Purpose and Reasons of Vapotherm for the Merger; Recommendation of the Board and the Special Committee; Fairness of the Merger”

“Special Factors – Interests of the Executive Officers and Directors of Vapotherm in the Merger”

“Special Factors – Fees and Expenses”

“The Special Meeting – Solicitation of Proxies”

“Where You Can Find More Information”

ITEM 15.         ADDITIONAL INFORMATION

(b) Golden Parachute Compensation. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors – Interests of Executive Officers and Directors of Vapotherm in the Merger”

“Proposal No. 2: Advisory Approval of Merger-Related Executive Compensation”

(c) Other Material Information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

ITEM 16.         EXHIBITS

Exhibit No.	Description
(a)(1)	Definitive Proxy Statement of Vapotherm, Inc., incorporated herein by reference to the Proxy Statement filed with the SEC on August 15, 2024.

(a)(2)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement filed with the SEC on August 15, 2024.

(a)(3)	Letter to Vapotherm, Inc. Stockholders, incorporated herein by reference to the Proxy Statement filed with the SEC on August 15, 2024.

(a)(4)	Notice of Special Meeting of Stockholders, incorporated herein by reference to the Proxy Statement filed with the SEC on August 15, 2024.

(a)(5)	Press Release issued by Vapotherm, Inc., dated June 17, 2024, incorporated herein by reference to Vapotherm, Inc.’s Schedule 14A filed with the SEC on June 17, 2024.

(a)(6)	Email to Employees from the Chief Executive Officer of Vapotherm, Inc., dated June 17, 2024, incorporated herein by reference to Vapotherm, Inc.’s Schedule 14A filed with the SEC on June 17, 2024.

(a)(7)	External Communications, dated June 17, 2024, incorporated herein by reference to Vapotherm, Inc.’s Schedule 14A filed with the SEC on June 17, 2024.

(a)(8)	Social Media Posts, dated June 19, 2024, incorporated herein by reference to Vapotherm, Inc.’s Schedule 14A filed with the SEC on June 19, 2024.

(a)(9)	Email to Consultants, dated June 26, 2024, incorporated herein by reference to Vapotherm, Inc.’s Schedule 14A filed with the SEC on June 26, 2024.

(a)(10)	Vapotherm, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on February 22, 2024, incorporated herein by reference.

(a)(11)	Vapotherm, Inc.’s Amendment No. 1 on Form 10-K/A for the year ended December 31, 2023, filed with the SEC on April 29, 2024, incorporated herein by reference.

(a)(12)	Vapotherm, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024, filed with the SEC on May 9, 2024, incorporated herein by reference.

(a)(13)	Vapotherm, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024, filed with the SEC on August 12, 2024, incorporated herein by reference.

(b)(1)

Loan and Security Agreement, dated as of February 18, 2022, among SLR Investment Corp., as Collateral Agent, and the Lenders Thereto, Vapotherm, Inc., as Borrower, and HGE Health Care Solutions, LLC, Vapotherm Access Care Management Network, LLC, and Vapotherm Access Management Services, LLC, as Guarantor, incorporated herein by reference to Exhibit 10.8 to Vapotherm’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 filed with the SEC on February 24, 2022.

(b)(2)	Amendment No. 1 to Loan and Security Agreement dated as of August 1, 2022 among Vapotherm, Inc., SLR Investment Corp., as Collateral Agent, and the Lenders Party Thereto, incorporated herein by reference to Exhibit 10.7 to Vapotherm’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022 filed with the SEC on August 3, 2022.

(b)(3)

Amendment No. 2 to Loan and Security Agreement, dated as of September 30, 2022, among Vapotherm, Inc., SLR Investment Corp., as Collateral Agent, and the Lenders Party Thereto, incorporated herein by reference to Exhibit 10.1 to Vapotherm’s Current Report on Form 8-K filed with the SEC on October 3, 2022.

(b)(4)

Amendment No. 3 to Loan and Security Agreement, dated as of November 22, 2022, among Vapotherm, Inc., SLR Investment Corp., as Collateral Agent, and the Lenders Party Thereto, incorporated by reference to Exhibit 10.1 to Vapotherm’s Current Report on Form 8-K filed with the SEC on November 22, 2022.

(b)(5)

Amendment No. 4 to Loan and Security Agreement, dated as of February 10, 2023, among Vapotherm, Inc., SLR Investment Corp., as Collateral Agent, and the Lenders Party Thereto, incorporated by reference to Exhibit 10.1 to Vapotherm’s Current Report on Form 8-K filed with the SEC on February 16, 2023.

(b)(6)	Amendment No. 5 to Loan and Security Agreement, dated as of April 17, 2023, among Vapotherm, Inc., SLR Investment Corp., as Collateral Agent, and the Lenders Party Thereto, incorporated by reference to Exhibit 10.3 to Vapotherm’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023 filed with the SEC on May 3, 2023.

(b)(7)	Amendment No. 6 to Loan and Security Agreement, dated as of February 21, 2024, among Vapotherm, Inc., SLR Investment Corp., as Collateral Agent, and the Lenders Party Thereto, incorporated by reference to Exhibit 10.13 to Vapotherm’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on April 22, 2024.

Exhibit No.	Description
(b)(8)

Amendment No. 7 to Loan and Security Agreement, dated as of March 26, 2024, among Vapotherm, Inc., SLR Investment Corp., as Collateral Agent, and the Lenders Party Thereto, incorporated by reference to Exhibit 10.1 to Vapotherm’s Current Report on Form 8-K filed with the SEC on April 1, 2024.

(b)(9)

Amendment No. 8 to Loan and Security Agreement, dated as of June 17, 2024, among Vapotherm, Inc., SLR Investment Corp., as Collateral Agent, and the Lenders Party Thereto, incorporated by reference to Exhibit 10.6 to Vapotherm’s Current Report on Form 8-K filed with the SEC on June 20, 2024.

(b)(10)

Form of Amended and Restated Warrant to Purchase Common Stock, dated February 18, 2022, issued by Vapotherm, Inc. in Connection with Credit Facility, incorporated by reference to Exhibit 10.2 to Vapotherm’s Current Report on Form 8-K filed with the SEC on November 22, 2022.

(b)(11)

Form of Warrant to Purchase Common Stock of Vapotherm, Inc. issued by Vapotherm, Inc. to SLR Investment Corp. as Payment in Kind Interest under Loan and Security Agreement, incorporated by reference to Exhibit 4.1 to Vapotherm’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 filed with the SEC on November 8, 2023.

(c)(1)	Opinion of Scalar, LLC to the Special Committee of the Board of Directors of Vapotherm, Inc. dated June 16, 2024, incorporated herein by reference to Annex F to the Proxy Statement filed with the SEC on August 15, 2024.

(c)(2)*	Fairness Opinion Presentation prepared by Scalar, LLC, dated June 16, 2024, for the Special Committee of the Board of Directors of Vapotherm, Inc.

(d)(1)

Agreement and Plan of Merger, dated as of June 17, 2024, by and among Veronica Holdings, LLC, Veronica Intermediate Holdings, LLC, Veronica Merger Sub, Inc., and Vapotherm, Inc., incorporated herein by reference to Annex A to the Proxy Statement filed with the SEC on August 15, 2024.

(d)(2)	SLR Rollover Agreement, incorporated herein by reference to Annex B to the Proxy Statement filed with the SEC on August 15, 2024.

(d)(3)	Form of Stockholder Rollover Agreement (Company Insider), incorporated herein by reference to Annex C to the Proxy Statement filed with the SEC on August 15, 2024.

(d)(4)	Form of Stockholder Rollover Agreement (Non-Company Insider), incorporated herein by reference to Annex D to the Proxy Statement filed with the SEC on August 15, 2024.

(d)(5)	Form of Voting and Support Agreement (Non-Company Insider), incorporated herein by reference to Annex E to the Proxy Statement filed with the SEC on August 15, 2024.

(d)(6)	Form of Subscription Agreement, incorporated by reference to Exhibit 10.5 to Vapotherm’s Current Report on Form 8-K filed with the SEC on June 20, 2024.

(d)(7)

Omnibus Warrant Amendment Agreement, dated as of June 17, 2024, by and among Vapotherm, Inc. and each of the Holders party thereto, incorporated by reference to Exhibit 4.1 to Vapotherm’s Current Report on Form 8-K filed with the SEC on June 20, 2024.

(d)(8)

Amendment No. 8 to Loan and Security Agreement, dated as of June 17, 2024, among Vapotherm, Inc., SLR Investment Corp., as Collateral Agent, and the Lenders Party Thereto, incorporated by reference to Exhibit 10.6 to Vapotherm’s Current Report on Form 8-K filed with the SEC on June 20, 2024.

(d)(9)	Side Letter, dated as of June 17, 2024, between Vapotherm, Inc. and Joseph Army, incorporated herein by reference to Exhibit 99.4 to Joseph Army’s Schedule 13D/A filed with the SEC on June 18, 2024.

(f)(1)	Section 262 of the General Corporation Law of Delaware, incorporated herein by reference to Annex G to the Proxy Statement filed with the SEC on August 15, 2024.

(g)(1)	Not applicable.

107*	Filing Fee Tables.

____________________

*         Previously filed

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of August 15, 2024.

VAPOTHERM, INC.

/s/ Joseph Army

Name: Joseph Army

Title: President and Chief Executive Officer

SLR INVESTMENT CORP.

/s/ Anthony Storino

Name: Anthony Storino

Title: Authorized Signatory

SCP PRIVATE CREDIT INCOME FUND L.P.

/s/ Anthony Storino

Name: Anthony Storino

Title: Authorized Signatory

SCP PRIVATE CREDIT INCOME FUND SPV LLC

/s/ Anthony Storino

Name: Anthony Storino

Title: Authorized Signatory

SCP PRIVATE CREDIT INCOME BDC LLC

/s/ Anthony Storino

Name: Anthony Storino

Title: Authorized Signatory

SCP PRIVATE CREDIT INCOME BDC SPV LLC

/s/ Anthony Storino

Name: Anthony Storino

Title: Authorized Signatory

SCP PRIVATE CORPORATE LENDING FUND L.P.

/s/ Anthony Storino

Name: Anthony Storino

Title: Authorized Signatory

SCP PRIVATE CORPORATE LENDING FUND SPV LLC

/s/ Anthony Storino

Name: Anthony Storino

Title: Authorized Signatory

SCP CAYMAN DEBT MASTER FUND, L.P.

/s/ Anthony Storino

Name: Anthony Storino

Title: Authorized Signatory

SCP CAYMAN DEBT MASTER FUND SPV LLC

/s/ Anthony Storino

Name: Anthony Storino

Title: Authorized Signatory

SCP SF DEBT FUND L.P.

/s/ Anthony Storino

Name: Anthony Storino

Title: Authorized Signatory

SLR CP SF DEBT FUND SPV LLC

/s/ Anthony Storino

Name: Anthony Storino

Title: Authorized Signatory

SLR HC ONSHORE FUND L.P.

/s/ Anthony Storino

Name: Anthony Storino

Title: Authorized Signatory

SLR HC FUND SPV LLC

/s/ Anthony Storino

Name: Anthony Storino

Title: Authorized Signatory

SLR HC BDC LLC

/s/ Anthony Storino

Name: Anthony Storino

Title: Authorized Signatory

SLR HC BDC SPV LLC

/s/ Anthony Storino

Name: Anthony Storino

Title: Authorized Signatory

SLR CAPITAL PARTNERS, LLC

/s/ Guy Talarico

Name: Guy Talarico

Title: Chief Compliance Officer and Secretary

MICHAEL S. GROSS

/s/ Michael S. Gross

BRUCE SPOHLER

/s/ Bruce Spohler